Mail Stop 3561

November 23, 2007

Arthur H. Miller
Executive Vice President and
 General Counsel
GSI Commerce, Inc.
935 First Avenue
King of Prussia, PA 19406

> **Re:**   **GSI Commerce, Inc.**
>   **Registration Statement on Form S-3**
>   **Correspondence Filed October 26, 2007**
>   **File No. 333-145921**

Dear Mr. Miller:

We have limited our review of your correspondence to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form S-3</u>

1. We note your response to comment 1 in our letter dated September 7, 2007. We note that the payment terms of the notes have been provided in the text of the registration statement, as you indicate in your response, however, these amounts have not been quantified. Therefore, in an appropriate place in your registration statement, please provide quantified disclosure regarding your interest payments and additional interest payments in the event of default that will be or could be required to be made. Please also disclose, as you have in your response, that you received $145 million of net proceeds from the sale of the notes after deducting the initial purchaser's discount and expenses of the offering.

2. We note your response to comment 3 in our letter dated September 7, 2007. Please provide the share disclosures requested in our prior comment 3 as provided in your response.

3. We note your response to comment 4 in our letter dated September 7, 2007. We note that you state that you currently intend, and have reasonable basis to believe, that you will have the financial ability to make all payments on the Notes. Please provide a similar disclosure in your prospectus as you have provided in your response. Please also provide the other disclosures requested in our prior comment 4 as you have provided in your response.

4. We note your response to comment 6 in our letter dated September 7, 2007. We note that you indicate that you will revise your disclosure contained in footnote 4 to state that the selling security holder is a broker-dealer. Your disclosure must also state that the selling security holder is an underwriter, not that the selling security holder "may be deemed to be an underwriter."

5. Please ensure that you update your registration statement to incorporate by reference the most recent filings. For example, you recently filed your Form 10-Q for the fiscal quarter ended September 29, 2007.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Francis E. Dehel
        Blank Rome LLP